                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION




                                    FORM 11-K




               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                          Commission file number 0-3613

         A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                                   SouthTrust
                                   401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office:

                             SouthTrust Corporation
                              420 North 20th Street
                            Birmingham, Alabama 35203

                             SOUTHTRUST 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

                     (With Report of Independent Registered
                         Public Accounting Firm Thereon)

                                      0831

                             SOUTHTRUST 401(K) PLAN
                 Financial Statements and Supplemental Schedule
                           December 31, 2003 and 2002



                                TABLE OF CONTENTS


                                                                             PAGE
Report of Independent Registered Public Accounting Firm                        1

Financial Statements:
   Statements of Net Assets Available for Benefits -- December
      31, 2003 and 2002                                                        2
   Statements of Changes in Net Assets Available for Benefits
      for the Years ended December 31, 2003 and 2002                           3

Notes to financial Statements                                                  4

SUPPLEMENTAL SCHEDULE

Schedule I:    Schedule H, Line 4i -- Schedule of Assets (Held at End of
               Year)- December 31, 2003                                        8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Administrative Committee
SouthTrust 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the SouthTrust 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SouthTrust 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2003 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                               /s/ KPMG LLP


June 8, 2004

                             SOUTHTRUST 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                       2003            2002
                                                   ------------    ------------
Assets:
    Cash                                           $  1,363,660         973,727
    Investments at fair value                       462,551,614     355,864,201
    Participant loans                                10,669,553      10,713,114
    Employer contributions receivable                19,051,616      18,524,670
    Accrued interest and dividends receivable         1,114,074         956,808
                                                   ------------    ------------
            Net assets available for benefits      $494,750,517     387,032,520
                                                   ============    ============

See accompanying notes to financial statements.

                             SOUTHTRUST 401(K) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2003 and 2002

                                                                            2003                2002
                                                                       -------------       -------------
Employee contributions                                                 $  27,426,973          26,437,922
Employer contributions                                                    19,051,616          18,524,670
Rollover contributions                                                     1,610,571           3,217,470
Investment income (loss):
     Interest income                                                       1,128,012           1,653,555
     Dividends from investment funds                                       2,620,601           2,857,563
     Net appreciation (depreciation) in fair value of investments         84,672,998         (46,662,844)
     Dividends from SouthTrust common stock                                4,227,027           3,305,238
                                                                       -------------       -------------
                   Total investment income (loss)                         92,648,638         (38,846,488)
Benefit payments to participants                                         (33,019,801)        (31,465,682)
                                                                       -------------       -------------
                   Net increase (decrease)                               107,717,997         (22,132,108)
Net assets available for benefits, beginning of year                     387,032,520         409,164,628
                                                                       -------------       -------------
Net assets available for benefits, end of year                         $ 494,750,517         387,032,520
                                                                       =============       =============

See accompanying notes to financial statements.

                             SOUTHTRUST 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002



(1)  PLAN DESCRIPTION

     The following brief description of the SouthTrust 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan established by SouthTrust Corporation (the Company or Employer) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for the benefit of eligible employees of the Company.

          The Plan covers substantially all employees of the Company who have completed six months of service or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS

          Each year, participants may contribute up to 15% of their compensation, subject to annual percentage limitations as determined by the Administrative Committee of the Plan and the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Elective contributions of the participant's salary are matched dollar for dollar by the Company, up to 6% of the participant's total eligible annual salary, as defined by the Plan. Contributions from the Company are allocated to investment funds based on participant elections.

     (c)  PLAN TRUSTEE

          SouthTrust Bank, corporate trustee of the Plan and a subsidiary of the Company, holds the Plan's investments and executes transactions for the plan.

     (d)  PARTICIPANT ACCOUNTS

          A participant account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of any plan earnings or losses. Allocations are based on each participant's prorata share of each fund.

     (e)  FORFEITED ACCOUNTS

          Forfeitures of terminated participants' nonvested accounts are typically used to reduce the contribution made by the Company. For the year ended December 31, 2003 forfeited accounts totaled $417,855, which are available for future use. For the year ended December 31, 2002 forfeited accounts totaled $536,144, which were used to reduce employer contributions.

     (f)  VESTING

          Participants are immediately vested in their voluntary contributions and any earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Prior to January 1, 2002, participants became 100% vested after five years of credited service with no vesting

                                                                     (Continued)

                             SOUTHTRUST 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


          before five years of credited service. Effective January 1, 2002, the vesting period was changed so that participants become 100% vested after three years of credited service with no vesting before three years of credited service. Participants are also vested in any monies that have become withdrawable and any rollover contributions to the Plan.

     (g)  INVESTMENT OPTIONS

          Participants direct contributions, including employer-matching contributions, into various investment options including mutual funds, money market funds, and Company stock. The underlying assets of mutual funds are invested in publicly traded debt, equity, and other securities.

     (h)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding investments in SouthTrust stock fund. The loans are secured by the balance in the participant's account and bear interest at prime plus 100 basis points (5.00% at December 31, 2003), which is commensurate with local prevailing rates as determined quarterly by the Committee. The balance of participant loans at December 31, 2003 and 2002 totaled $10,669,553 and $10,713,114, respectively. Principal and interest is paid ratably through semi-monthly payroll deductions. All loans must be repaid within five years. Interest rates ranged from 5.00% to 5.25% during 2003.

     (i)  WITHDRAWALS

          While employed, participants are permitted to withdraw part of the Company's contribution to the cash investment funds after the funds have been on deposit for two full years excluding investments in SouthTrust stock fund. The amount withdrawable is 50% of the contribution from the Company allocated to the participant's account.

     (j)  PAYMENT OF BENEFITS

          Upon termination of service, a participant will receive a lump-sum amount or rollover to another qualified plan or IRA equal to their vested portion in the quarter following the termination date. Upon qualified retirement, permanent disability, or death, the participant/beneficiary may elect to receive the total amount of his/her account either in a lump-sum payment or in annual or more frequent installments over a period not to exceed the lesser of 30 years or the life expectancy of the participant or the participant and his/her beneficiary.

     (k)  ADMINISTRATIVE EXPENSES

          The Plan document allows for administrative expenses to be paid by the Plan; however, the Company paid all administrative expenses for the Plan years ended December 31, 2003 and 2002.


                                                                     (Continued)

                             SOUTHTRUST 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of nets assets available for benefits and changes therein. Actual results could differ from these estimates.

     (c)  VALUATION OF INVESTMENTS

          Cash equivalents are stated at cost, which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

          Investment transactions are recorded on the settlement date at the amount determined on the trade date. No adjustments were required to place the financial statements on a trade date basis.

          Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments. Interest income is recorded as earned, on the accrual basis. Dividends are recorded on the ex-dividend date.

          The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     (d)  BENEFIT PAYMENTS

          Benefits are recorded when paid.


                                                                     (Continued)

                             SOUTHTRUST 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(3)  INVESTMENTS

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                                     YEAR ENDED DECEMBER 31
                                                                                                       2003          2002
                                                                                                   ------------  ------------
Net appreciation (depreciation) in fair value during year:
     SouthTrust common stock                                                                       $ 39,771,248     1,729,061
     Mutual funds                                                                                    44,901,750   (48,391,905)
                                                                                                   ------------  ------------
                                                                                                   $ 84,672,998   (46,662,844)
                                                                                                   ============  ============


     The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:

                                                                                2003                          2002
                                                                      --------------------------    --------------------------
                                                                        NUMBER                        NUMBER
                                                                        OF UNITS       AMOUNT        OF UNITS        AMOUNT
                                                                      -----------    -----------    -----------    -----------
SouthTrust Value Fund                                                   9,928,145   $156,963,972      9,906,418   $117,787,310
SouthTrust Corporation Stock Fund                                       5,113,360    167,411,406      4,975,006    123,628,899
SouthTrust U.S. Treasury Money
     Market Fund                                                       71,428,934     71,428,934     68,351,617     68,351,617


(4)  RELATED PARTY TRANSACTIONS

     The Trustee, SouthTrust Bank's Asset Management acts as trustee, custodian, and recordkeeper of the Plan. The trustee is a subsidiary of the Company. Additionally, at December 31, 2003 and 2002, respectively the Plan owned $167,411,406 (5,113,360 shares) and $123,628,899 (4,975,006 shares) in
     Company stock. Certain Plan investments are shares of mutual funds managed by SouthTrust Funds, a subsidiary of the Company.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

                                                                      SCHEDULE I
                             SOUTHTRUST 401(k) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                                                        NUMBER OF         CURRENT
                      Identity of issue and description of assets                                         UNITS            VALUE
---------------------------------------------------------------------------------------------------  ----------------  ------------
Cash equivalents:
   * SouthTrust U.S. Treasury Money Market Fund                                                            71,428,934  $ 71,428,934
                                                                                                                       ------------
Participant loans, collateralized by participant accounts,
     interest rates ranging from 5.00% to 5.25%                                                                          10,669,553
                                                                                                                       ------------
Mutual funds (fixed):
   * SouthTrust Bond Fund                                                                             1,911,215 units    19,685,514
   * SouthTrust Income Fund                                                                             556,488 units     5,397,938
     Federated U.S. Government Bond Fund                                                                606,794 units     6,881,039
                                                                                                                       ------------
                                                                                                                         31,964,491
                                                                                                                       ------------
Mutual funds (equity);
     Dreyfus Emerging Leaders Fund                                                                      245,151 units     9,492,248
     Federated Kaufmann, Class A Fund                                                                 1,449,235 units     7,188,202
     Templeton Growth Fund, Class A Fund                                                                430,179 units     8,891,802
   * SouthTrust Value Fund                                                                            9,928,145 units   156,963,972
   * SouthTrust Growth Fund                                                                           1,291,803 units     9,210,559
                                                                                                                       ------------
                                                                                                                        191,746,783
                                                                                                                       ------------
SouthTrust common stock:
   * SouthTrust Corporation Stock Fund                                                               5,113,360 shares   167,411,406
                                                                                                                       ------------
                    Total                                                                                              $473,221,167
                                                                                                                       ============

*Indicates party-in-interest


See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the SouthTrust 401(k) Plan Benefits Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      SOUTHTRUST 401(k) PLAN
                                      SOUTHTRUST CORPORATION


Date: June 28, 2004                   /s/ Charles Whitfield, Jr.
                                      ----------------------------------------
                                      Charles Whitfield, Jr.
                                      Director Corporate Human Resources and
                                      Chairman of the Administrative Committee
                                      SouthTrust Corporation